UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): February 23, 2026

EQV Ventures Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42207	98-1786998
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1090 Center Drive Park City, Utah	84098
(Address of principal executive offices)	(Zip Code)

(405) 870-3781

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value per share, and one-third of one redeemable warrant	FTW U	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	FTW	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	FTW WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

As previously announced, on August 5, 2025, EQV Ventures Acquisition Corp., a Cayman Islands exempted company (“EQV”), entered into a Business Combination Agreement, as may be amended, supplemented or otherwise modified from time to time (the “Business Combination Agreement” and the transactions contemplated thereby, collectively, the “Business Combination”), by and among EQV, Presidio PubCo Inc. (f/k/a Prometheus PubCo Inc.), a Delaware corporation and a direct, wholly-owned subsidiary of EQV (“Presidio”), Prometheus PubCo Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Presidio, Prometheus Holdings LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of EQV (“EQV Holdings”), Prometheus Merger Sub LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of EQV Holdings, and Presidio Investment Holdings LLC, a Delaware limited liability company (“PIH”).

Item 1.01 Entry into a Material Definitive Agreement

Non-Redemption Agreements

In connection with EQV’s extraordinary general meeting of shareholders to approve, among other things, the Business Combination (the “Meeting”), on February 23, 2026, EQV and EQV Ventures Sponsor LLC (the “Sponsor”) entered into a non-redemption agreement (the “Non-Redemption Agreement”) with Fort Baker Capital Management LP, a shareholder of EQV (“Fort Baker”), pursuant to which Fort Baker agreed not to redeem (or to validly rescind any redemption requests on) up to 751,880 Class A ordinary shares, par value $0.0001 per share of EQV (the “Class A Ordinary Shares”) in connection with the Meeting. In exchange for the foregoing commitment not to redeem such Class A Ordinary Shares of EQV, the Sponsor agreed to assign to Fort Baker, for no additional consideration, up to 117,686 Class A Ordinary Shares.

The Non-Redemption Agreement is expected to increase the amount of funds that remain in EQV’s trust account following the Meeting, relative to the amount of funds that would be expected to be remaining in the trust account following the Meeting had the Non-Redemption Agreement not been entered into and the Class A Ordinary Shares subject to such agreements had been redeemed.

EQV and the Sponsor may enter into additional non-redemption agreements from time to time with other parties on substantially the same terms as the Non-Redemption Agreement, subject to the terms set forth in the Non-Redemption Agreement.

The foregoing summary of the Non-Redemption Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Non-Redemption Agreement filed herein as Exhibit 10.1 and incorporated herein by reference.

Preferred Investment

In connection with the Business Combination, on February 23, 2026, EQV, Presidio and PIH entered into a Series B Preferred Securities Purchase Agreement (the “Securities Purchase Agreement”) with Adage Capital Partners, L.P., a shareholder of EQV (the “Preferred Investor”), pursuant to which and subject to the satisfaction of the closing conditions contained therein, immediately prior to or substantially concurrently with the closing of the Business Combination (the “Closing”), the Preferred Investor will purchase in a private placement from Presidio an aggregate of 27,173 Series B Perpetual Participating Convertible Preferred Stock of Presidio PubCo Inc., par value $0.0001 per share (the “Series B Preferred Shares”), with each Series B Preferred Share convertible into 100 shares of Class A Common Stock, par value $0.0001 per share of Presidio (“Presidio Class A Common Stock”) and entitled to participate in dividends declared on shares of Presidio Class A Common Stock on an as-converted basis, for an aggregate cash purchase price of $25,000,000 (the “Preferred Investment”). The Series B Preferred Shares will have the rights, preferences, and privileges set forth in Presidio’s Certificate of Designation of Preferences, Rights and Limitations of Series B Perpetual Participating Convertible Preferred Stock (the “Certificate of Designation”).

At the closing of the Preferred Investment, the Preferred Investor will receive Series B Preferred Shares as set forth in the Securities Purchase Agreement. Presidio shall use commercially reasonable efforts to register the Presidio Class A Common Stock issuable upon conversion of the Series B Preferred Shares on a resale registration statement within 45 days following the Closing.

The Securities Purchase Agreement contains customary representations and warranties by EQV, Presidio, PIH, and the Preferred Investor, including with respect to organization, authority, enforceability, compliance with laws, absence of conflicts, and the validity of the Series B Preferred Shares to be issued.

The closing of the Preferred Investment is conditioned upon, and will occur substantially concurrently with, the consummation of the Business Combination, and the proceeds from the Preferred Investment will be used to fund the transactions contemplated by the Business Combination Agreement and for general corporate purposes.

The Securities Purchase Agreement is attached as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference. The form of Certificate of Designation is attached as Exhibit A to the Securities Purchase Agreement and is incorporated herein by reference. The foregoing descriptions of the Securities Purchase Agreement and the Certificate of Designation are not complete and are subject to, and qualified in their entirety by, reference to the actual agreement and form, as applicable, incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The Series B Preferred Shares to be issued pursuant to the Preferred Investment, the Presidio Class A Common Stock underlying such Series B Preferred Shares and the Class A Ordinary Shares to be assigned pursuant to the Non-Redemption Agreement will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02.

Item 8.01 Other Events.

On February 24, 2026, EQV and PIH issued a press release announcing, among other things, a potential business transaction with Vortus Investments, the Non-Redemption Agreement and the Securities Purchase Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward-Looking Statements

This Form 8-K includes “forward-looking statements.” These include the expectations, hopes, beliefs, intentions or strategies regarding the future for EQV, Presidio, EQV Resources LLC (“EQV Resources”) or PIH, or those of their respective management teams. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Presidio’s, PIH’s, EQV Resources’ and EQV’s expectations with respect to future performance, the capitalization of EQV or Presidio after giving effect to the proposed Business Combination between EQV and PIH and related transactions with EQV Resources and expectations with respect to the future performance and the success of the combined company following the consummation of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this Form 8-K, and on the current expectations of Presidio’s, PIH’s, EQV’s and EQV Resources’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Presidio, PIH, EQV Resources and EQV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; benefits from hedges and expected production; the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the shareholders of EQV is not obtained; failure to realize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Presidio to grow and manage growth profitably, maintain key relationships and retain its management and key employees; risks related to the uncertainty of the projected financial information with respect to PIH or Presidio; risks related to PIH’s current growth strategy; the occurrence of any event, change or other circumstances that could give rise to the termination of any definitive agreements with respect to the proposed Business Combination; the outcome of any legal proceedings that may be instituted against any of the parties to the potential Business Combination following its announcement and any definitive agreements with respect thereto; changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Business Combination; risks that PIH or Presidio may not achieve their expectations; the ability to meet stock exchange listing standards following the proposed Business Combination; the risk that the proposed Business Combination disrupts the current plans and operations of PIH; costs related to the potential Business Combination; changes in laws and regulations; risks related to the domestication of EQV as a Delaware corporation; risks related to Presidio’s ability to pay expected dividends; the extent of participation in rollover agreements; the amount of redemption requests made by EQV’s public equity holders; and the ability of EQV or Presidio to issue equity or equity-linked securities or issue debt securities or enter into debt financing arrangements in connection with the proposed Business Combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by PIH, EQV, EQV Resources or Presidio resulting from the proposed Business Combination with the U.S, Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors” in the Registration Statement on Form S-4 (as amended, the “Registration Statement”) filed by Presidio, EQV Resources and PIH. If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Presidio, PIH, EQV Resources nor EQV presently know or that Presidio, PIH, EQV Resources or EQV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reﬂect Presidio’s, PIH’s, EQV Resources’ and EQV’s expectations, plans or forecasts of future events and views as of the date they are made. Presidio, PIH, EQV Resources and EQV anticipate that subsequent events and developments will cause Presidio’s. PIH’s, EQV Resources’ and EQV’s assessments to change. However, while Presidio, PIH, EQV Resources and EQV may elect to update these forward-looking statements at some point in the future, Presidio, PIH, EQV Resources and EQV specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Presidio’s, PIH’s, EQV Resources’ or EQV’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. None of Presidio, PIH, EQV Resources, EQV, or any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this Form 8-K contains certain information about the historical performance of PIH. You should not view information related to the past performance of PIH as indicative of future results. Certain information set forth in this Form 8-K includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Presidio, PIH and EQV Resources have filed the Registration Statement with the SEC, which includes a prospectus with respect to the combined company’s securities to be issued in connection with the proposed Business Combination and a proxy statement with respect to the Meeting of EQV to vote on the proposed Business Combination. EQV, Presidio, EQV Resources and PIH also plan to file other documents and relevant materials with the SEC regarding the proposed Business Combination. The Registration Statement was declared effective by the SEC on January 30, 2026. Mailing of the definitive proxy statement/prospectus to EQV’s shareholders of record as of January 30, 2026 commenced on January 30, 2026. The proxy statement/prospectus includes information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to EQV’s shareholders in connection with the proposed Business Combination. SECURITY HOLDERS OF EQV AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT HAVE BEEN AND WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Presidio, PIH, EQV Resources and EQV once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by EQV may be obtained free of charge from EQV at www.eqvventures.com. Alternatively, these documents, when available, can be obtained free of charge from EQV or Presidio upon written request to EQV Ventures Acquisition Corp., 1090 Center Drive, Park City, Utah, 84098, Attn: Secretary, or by calling (405) 870-3781. The information contained on, or that may be accessed through the websites referenced in this Form 8-K is not incorporated by reference into, and is not a part of, this Form 8-K.

Participants in the Solicitation

EQV, EQV Resources, PIH, Presidio and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EQV in connection with the Meeting. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of EQV’s executive officers and directors in the solicitation by reading EQV’s annual report on Form 10-K, filed with the SEC on March 31, 2025, the proxy statement/prospectus, the Registration Statement and other relevant materials filed with the SEC in connection with the proposed Business Combination when they become available. Information concerning the interests of EQV’s participants in the solicitation, which may, in some cases, be different from those of EQV’s shareholders generally, is set forth in the proxy statement/prospectus and the Registration Statement.

No Offer or Solicitation

This Form 8-K shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of EQV, PIH, EQV Resources or Presidio, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. This Form 8-K is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

10.1†	Non-Redemption Agreement, dated February 23, 2026, by and among EQV Ventures Acquisition Corp., EQV Ventures Sponsor LLC and Fort Baker Capital Management LP.

10.2†	Securities Purchase Agreement dated February 23, 2026, by and among EQV Ventures Acquisition Corp., Presidio PubCo Inc., Presidio Investment Holdings LLC and Adage Capital Partners, L.P.

99.1	Press Release dated February 24, 2026.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EQV Ventures Acquisition Corp.

By:	/s/ Tyson Taylor
	Name:	Tyson Taylor
	Title:	President and Chief Financial Officer

Dated: February 24, 2026